June 18, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Magenta Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-225178)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Magenta Therapeutics, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective June 20, 2018, at 3:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from June 8, 2018 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated June 8, 2018, to underwriters, dealers, institutions, and others:

Requesting Party	Number of Copies
J.P. Morgan Securities LLC	1,580
Goldman Sachs & Co. LLC	40
Cowen and Company, LLC	137
Wedbush Securities Inc.	145

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, J.P. MORGAN SECURITIES LLC GOLDMAN SACHS & CO. LLC COWEN AND COMPANY, LLC on behalf of themselves and as representatives of the Underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: Title:	David Ke Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Raffael Fiumara
Name: Title:	Raffael Fiumara Vice President

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Title:	Bill Follis Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]